U.S. GAAP supplement to Management’s Discussion and Analysis for the fiscal years ended November 30, 2002, 2001 and 2000

Selected Financial Data

The following table sets forth selected historical data regarding the Company’s consolidated operating results and financial position for the years ended November 30, 2002, 2001 and 2000. The data set forth below is stated in thousands of Canadian dollars (except per share amounts). This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A discussion of the significant differences between Canadian GAAP and U.S. GAAP is contained in Note 16 to the audited Consolidated Financial Statements. The following table should be read in conjunction with the consolidated financial statements and notes thereto.

The Fiscal Years Ended November 30, 2002, 2001 and 2000, in $000’s except per share amounts:

	2002	2001	2000

Income Statement Data
Revenue – net of cost of sales	$1,591	$2,531	$757
Expenses and other income	$(5,048)	$(3,025)	$1,949
Income (loss) for the year	$(3,457)	$(494)	2,706

Income (loss) per share
– basic	$(0.10)	$(0.02)	$0.13
– diluted	$(0.10)	$(0.02)	$0.09
Balance Sheet Data
Total assets	$52,723	$17,960	$14,820
Total long term financial liabilities	$(1,496)	$(2,713)	$(4,728)

Had the Consolidated Financial Statements of the Company been prepared in accordance with U.S. GAAP, certain selected financial data would have been reported as follows, (in thousand of Canadian dollars except per share amounts):

	2002	2001	2000

Income Statement Data
Revenue – net of cost of sales	$1,591	$2,531	$757
Expenses and other income	$(18,142)	$(5,527)	$4,600
Income (loss) for the year before	$(16,551)	$(2,996)	5,357
extraordinary items
Income (loss) for the year after	$(16,339)	$(2,996)	5,357
extraordinary items
Comprehensive income (loss)	$(16,242)	$(3,005)	$5,355
Income (loss) per share
– basic	$(0.45)	$(0.12)	$0.25
– diluted	$(0.45)	$(0.12)	$0.17
Balance Sheet Data
Total assets	$25,445	$3,636	$3,229
Total long term financial liabilities	$(1,496)	$(2,882)	$(5,119)

Canadian GAAP varies in certain significant respects from U.S. GAAP and the principal measurement differences that effect the Company’s consolidated financial statements are described below:

a)

Exploration costs

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) No. 144.

b)

Convertible debenture and royalty

Canadian GAAP requires that a portion of the convertible debenture and royalty be classified as equity. The difference between the carrying amount of the debenture and royalty and their face value is accreted over the life of the debt and charged to earnings (loss) for the year. U.S. GAAP would classify the debentures as a liability at their face value.

As described in note 7 of the consolidated financial statements, a portion of the convertible debentures was settled during 2002, resulting in a gain of $105,000 under Canadian GAAP. Under U.S. GAAP, the gain on settlement would have been $212,000 and would be classified as an extraordinary item.

c)

Available for sale securities

Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

d)

Comprehensive income

In addition to net income, comprehensive income includes all changes in equity during a period such as the cumulative unrecognized changes in fair value of securities that are available for sale.

e)

Stock compensation

As described in note 9 to the consolidated financial statements, the Company has granted stock options to directors and employees. For U.S. GAAP purposes, Statement of Financial Accounting Standards No. 123, ‘Accounting for Stock-Based Compensation’ (SFAS 123) requires that an enterprise recognize or, at its option, disclose the pro forma impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 (APB 25). As options are granted at exercise prices based on the market value of the Company’s shares at the date of grant, no adjustment for compensation expense is required. Under SFAS 123, where a company chooses to continue to apply APB 25 in its basic financial statements, supplemental pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to a Black-Scholes option-pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.